Exhibit (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Startech Environmental Corporation
by
FLH Acquisition Corp.
a wholly-owned subsidiary of
Friendly LRL Holdings, LLC
an indirect subsidiary of
LRL Investments Ltd.
at
$0.65 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 31, 2009, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,	July 6, 2009
Trust Companies and Other Nominees:

We have been engaged by FLH Acquisition Corp., a Colorado corporation (the “Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands (“LRL”), to act as Information Agent in connection with the Purchaser’s offer to purchase for cash all outstanding shares of common stock, no par value (the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), at a purchase price of $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated July 6, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. Offer to Purchase dated July 6, 2009;

2. Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Shares and for the information of your clients (manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares);

3. Notice of Guaranteed Delivery to be used to accept the offer if certificates for such Shares (the “Share Certificates”) are not immediately available or if such certificates and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the “Depositary”), or if the procedures for book-entry transfer cannot be completed on a timely basis;

4. A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. A return envelope addressed to Continental Stock Transfer & Trust Company, as Depositary.

YOUR PROMPT ACTION IS REQUESTED.  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 31, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis; (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company; (3) any applicable waiting or review periods (and any extensions thereof) shall have expired or been terminated, and any necessary or advisable consent, approval or clearance shall have been received, under any material applicable antitrust, trade regulation or foreign investment law or regulation; and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. The Offer is also subject to other terms and conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), as, if and when the Purchaser gives oral or written notice to Continental Stock Transfer & Trust Company, as the Depositary, of the Purchaser’s acceptance of such shares pursuant to the Offer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In order to take advantage of the Offer, (1) a duly executed and properly completed Letter of Transmittal (or a facsimile thereof) and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be timely sent to the Depositary, and (2) either share certificates representing the tendered Shares should be timely delivered to the Depositary or such Shares should be tendered by book-entry transfer and a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares should be timely delivered to the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Holders of Shares who desire to tender their Shares and whose Share Certificates are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for reasonable and necessary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Additional copies of the enclosed materials may be obtained by contacting the Information Agent at the address and telephone numbers set forth below and on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Morrow & Co., LLC

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of the Purchaser, Parent, LRL, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or representation or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Shareholders Call Toll Free: (800) 607-0088

E-mail: tender.info@morrowco.com